UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Exos Aerospace Systems & Technologies, Inc.

Legal status of issuer

 Form
 Corporation

 Jurisdiction of Incorporation/Organization
 Texas

 Date of organization
 February 26, 2015

Physical address of issuer
299 FM 1903, Greenville, TX 75402

Current number of employees
12

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$15,070,731	$14,573,420
Cash & Cash Equivalents	$143,032	$127,296
Accounts Receivable	$80,350	$220
Short-term Debt	$185,715	$219,328
Long-term Debt	$1,365,146	$1,166,519
Revenues/Sales	$627,141	$308,000
Cost of Goods Sold	$2,812	$0.00
Taxes Paid	$36,218	8,012
Net Income	$-418,822	$-545,266


May 6, 2025

FORM C-AR

Exos Aerospace Systems & Technologies, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Exos Aerospace Systems & Technologies, Inc., a Texas Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.exosaero.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation

CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 6, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Exos Aerospace Systems & Technologies, Inc. (the "Company") is a Texas Corporation, formed on February 26, 2015.

The Company is located at 299 FM 1903, Greenville, TX 75402.

The Company's website is https://www.exosaero.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

Exos Aerospace Systems & Technologies, Inc. was founded to continue the innovative work of Armadillo Aerospace, a pioneer in reusable rocket technology. Since its inception, Exos Aerospace has focused on advancing reusable space launch vehicles and associated technologies. With a core focus on reusability, we specialize in developing space hardware, including advanced tanks and vehicles, that can be flown multiple time, driving down costs and making space access more affordable. The Company plans to earn revenue by providing suborbital space access through affordable, reliable launches and reusable rockets.

RISK FACTORS

Risks Related to the Company's Business and Industry

These are the risks that relate to the Company:
Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or the Company ") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the

Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or services, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years of longer. For the 12 months following your investment, there will be restriction on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you should decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are not generally not entitled to interim updates or financial information.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Common Strock in the amount of up to $1,234,992.24 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding of some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment.

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued from time to time such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statement regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the protype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entail significant risks and uncertainties

Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development state and have only manufactured a prototype for our Rocket and space/hypersonic vehicles. Delays or cost overruns in the development of our Rocket, hypersonics or Space vehicles and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company.

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings", which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment.

Investors should be aware that under Rule 145 under the Securities Act of I933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's " offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect.

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition.

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. lf we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Exos Aerospace Systems & Technologies, Inc. was founded to continue the innovative work of Armadillo Aerospace, a pioneer in reusable rocket technology. Since its inception, Exos Aerospace has focused on advancing reusable space launch vehicles and associated technologies. With a core focus on reusability, we specialize in developing space hardware, including advanced tanks and vehicles, that can be flown multiple time, driving down costs and making space access more affordable. The Company plans to earn revenue by providing suborbital space access through affordable, reliable launches and reusable rockets.

Business Plan

Exos Aerospace Systems & Technologies is a dynamic player in the commercial space exploration industry. With a core focus on reusability, we specialize in developing space hardware, including advanced tanks and vehicles, that can be flow multiple times, driving down the costs and making space access more affordable. Our mission is to make space technology practical and accessible by prioritizing sustainable innovation through autonomous and unmanned missions. This approach allows us to avoid the costly redundancies required for manned flights, recognizing that occasional asset replacement can provide a higher Return On Investment (ROI) for autonomous and unmanned missions approach and is appropriate for non-human payloads.

A key focus of our growth strategy is the early adoption and support of nascent space technologies as "investment filler payloads," which helps us invest in early-stage companies as we support proving new tech in space at a marginal cost with an occasional payback as those payloads show success that can provide us a competitive edge in the industry. We believe that this approach, combined with strategic corporate acquisitions-particularly of companies impacted by SPAC (Special Purpose Acquisition Company) failures or bankruptcy can accelerate our path to profitability and sets us apart in a market still dominated by traditional slow-moving behemoths.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

John Quinn

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Dates of Services: February, 2015 - Present - CEO of Exos Aerospace As CEO of Exos Aerospace, John Quinn focuses on corporate expansion through mergers and acquisitions (M&A) and leveraging industry connections, particularly within the defense sector. His role involves driving strategic growth, identifying opportunities for partnerships and acquisition, and ensuring that the company's aerospace technologies align with industry needs, including defense-related applications (given his former NAVY service aboard submarines). This strategic approach helps position Exos Aerospace to leverage their reusability experience as a key player in the aerospace and defense industries that have not achieved reusability. John receives a salary of $150,000. He also owns about 21% of the company's equity. Additionally, John Quinn serves on the Board of Directors for Scorpius Space Launch Company.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

February, 2015 - Present - CEO of Exos Aerospace

Education

Name

David Mitchell

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Dates of service: February 2015 - Present - President of Exos Aerospace As President of Exos Aerospace, David Mitchell's responsibilities include overseeing the company's strategic direction and communicating with Investors to ensure that the company has appropriate financial resources to meet its business and technological goals. This role involves leadership in business development, financial management, and organizational growth. David receives a salary of $40,000 and owns about 37% of the company's equity.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

February 2015 - Present - President of Exos Aerospace

Education

Name

Russell Blink

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Dates of service: February 2015 - Present - CTO, Board Member Russell Blink is responsible for all technical requirements and solutions for EXOS products. This includes design, manufacture and operational use of EXOS products. Russell receives a salary of $120,000 and owns about 8% of the company's equity.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

February 2015 - Present - CTO, Board Member

Education

Name

Neil Milburn

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Dates of Service: October 2020 - Present -COO, Secretary, Board Member Responsibilities: Neil ensures smooth operations across all disciplines and facilities. He is an expert in Corporate turnarounds, physics, and all things to do with Licensing Rocket operations and testing. He receives a salary of $110,000.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: Inter-Galactic Megacorp Title: Principal Dates of Service: October, 2020 - Present Responsibilities: Neil ensures smooth operations across all disciplines and facilities. He is an expert in Corporate turnarounds, physics, and all things to do with licensing Rocket operations and testing.

Education

Name

Kyle Ballard

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Dates of Service: August 2024- Present - CFO, Board Member As CFO at Exos Aerospace, Kyle is responsible for maintaining the financial records and reporting requirements of Exos Aerospace Systems & Technologies. He receives compensation through a services contract ($36,000), with future growth as the company's needs increase, and the potential growth of equity.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: Bolgiano Tax and Business Services Title: Principal Dates of Service: October 2012 - Present Responsibilities: Kyle operates as Principal at Bolgiano Tax & Business Services, 10 hours per week.

Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

John Quinn

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Dates of Services: February, 2015 - Present - CEO of Exos Aerospace As CEO of Exos Aerospace, John Quinn focuses on corporate expansion through mergers and acquisitions (M&A) and leveraging industry connections, particularly within the defense sector. His role involves driving strategic growth, identifying opportunities for partnerships and acquisition, and ensuring that the company's aerospace technologies align with industry needs, including defense-related applications (given his former NAVY service aboard submarines). This strategic approach helps position Exos Aerospace to leverage their reusability experience as a key player in the aerospace and defense industries that have not achieved reusability. John receives a salary of $150,000. He also owns about 21% of the company's equity. Additionally, John Quinn serves on the Board of Directors for Scorpius Space Launch Company.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

February, 2015 - Present - CEO of Exos Aerospace

Education

Name

David Mitchell

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Dates of service: February 2015 - Present - President of Exos Aerospace As President of Exos Aerospace, David Mitchell's responsibilities include overseeing the company's strategic direction and communicating with Investors to ensure that the company has appropriate financial resources to meet its business and technological goals. This role involves leadership in business development, financial management, and organizational growth. David receives a salary of $40,000 and owns about 37% of the company's equity.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

February 2015 - Present - President of Exos Aerospace

Education

Name

Russell Blink

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Dates of service: February 2015 - Present - CTO, Board Member Russell Blink is responsible for all technical requirements and solutions for EXOS products. This includes design, manufacture and operational use of EXOS products. Russell receives a salary of $120,000 and owns about 8% of the company's equity.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

February 2015 - Present - CTO, Board Member

Education

Name

Neil Milburn

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Dates of Service: October 2020 - Present -COO, Secretary, Board Member Responsibilities: Neil ensures smooth operations across all disciplines and facilities. He is an expert in Corporate turnarounds, physics, and all things to do with Licensing Rocket operations and testing. He receives a salary of $110,000.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: Inter-Galactic Megacorp Title: Principal Dates of Service: October, 2020 - Present Responsibilities: Neil ensures smooth operations across all disciplines and facilities. He is an expert in Corporate turnarounds, physics, and all things to do with licensing Rocket operations and testing.

Education

Name

Kyle Ballard

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Dates of Service: August 2024- Present - CFO, Board Member As CFO at Exos Aerospace, Kyle is responsible for maintaining the financial records and reporting requirements of Exos Aerospace Systems & Technologies. He receives compensation through a services contract ($36,000), with future growth as the company's needs increase, and the potential growth of equity.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: Bolgiano Tax and Business Services Title: Principal Dates of Service: October 2012 - Present Responsibilities: Kyle operates as Principal at Bolgiano Tax & Business Services, 10 hours per week.

Education

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 12 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	12,335,749
Voting Rights	One vote per share.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of the company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).
Other Material Terms or information.	The total amount outstanding includes 650,000 shares to be issued pursuant to stock options, reserved but unissued.

Type of security	Convertible Notes - PO7 Convertible Notes
Amount outstanding	$565,000
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes was 7% on the unpaid balance and shall be paid at the end of each twelve month period. The amounts are to be repaid in full on September 15, 2026 of the remaining unpaid principal and interest. The notes are convertible into shares of the Company's common stock at $10/share at lender's request on the due date.
Value of SAFE or Convertible Notes	

Type of security	Convertible Notes
Amount outstanding	$200,000
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	On August 1, 2022 the Company issued a convertible promissory note to one of its shareholders amounting to $200,000 for an 8% annual interest rate payable annually and due on July 31, 2029 both the unpaid interest and principal. The unpaid interest and principal on the due date can be converted into EXOS stocks at $12.40 at lender's request. The amount outstanding is as of July 30, 2024.
Value of SAFE or Convertible Notes	

Type of security	Common Stock
Amount outstanding	0
Voting Rights	One vote per share.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	As part of the raise, the Company will be offering up to 108,809 common stock.

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	Shareholders
Amount outstanding	$565,000.00
Interest rate and payment schedule	7%
Amortization schedule	
Describe any collateral or security	
Maturity date	September 15, 2026
Other material terms	

Type of debt	Convertible Notes
Name of creditor	Shareholder
Amount outstanding	$200,000.00
Interest rate and payment schedule	8%
Amortization schedule	
Describe any collateral or security	
Maturity date	July 31, 2029
Other material terms	

The total amount of outstanding debt of the company is $765,000.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	57,000	$565,000.00	Support business development tasks and SSLC acquisition deal.	November 14, 2021	Rule 506 Reg D for Private Offering 7
Common Stock	72,948	$756,384.00	Business Opportunity development	February 14, 2022	Rule 504 Reg D for Private Offering 8
Common Stock	182,798	$2,047,196.00	To assist the Company in raising funds to develop certain business opportunities as described in the Private Offering docs.	September 24, 2024	Rule 504 Reg D for Private Offering 9
Convertible Notes	16,129	$200,000.00	Equipment purchase and business development activities as Approved by Alford.	August 1, 2022	Rule 506 Reg D
Common Stock	0	$0.00	Use of Proceeds: StartEngine Platform Fees 5.5%, StartEngine Service Fees 94.5%. Fees for certain creative design, legal,	October 25, 2024	Regulation CF

			marketing, technical, and administrative support services provided by Start Engine, of which the final amount may vary.		

Ownership

A majority of the Company is owned by a few people. Those people are David Mitchell, John and Teresa Quinn.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
David Mitchell	37.0%
The Quinn Living Trust (John and Teresa Quinn)	20.9%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Exos Aerospace Systems & Technologies was incorporated in 2015. - We have approximately $250K in liquid assets - Dedicated Investors who have been with us for nearly a decade - Cofounder Commitment is at 100% with financial backing and strategic investments made directly by the cofounders -We maintain lines of credit that allow flexibility to manage cash flow and avoid debt to prevent project cost -Shareholders support our company with loans that provide supplementary financial resources with terms favorable to our long-term financial health - Our USAF Contract provides our primary source of revenue with the USAF on Rotating Detonating Rocket Engine test bed proposal. -Our NASA Purdue University Contract October 7th, 2024, test will provide additional revenues to support this Lunar Lander Leg test, and our investors are invited to watch. The Company is currently in the research and development stage and using our prototype BLK3 vehicle to generate revenue as we continue to develop DoD and commercial contacts. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because a successful raise will support completion of the BLK3 vehicle for commercial payload sales. Past cash was primarily generated through equity investments and revenues from rocket ground test services. Our goal is to achieve profitability within 12-18 months.

Exos Aerospace has outlined several key areas for future growth and expansion: Hypersonic Reuseable Vehicle Development: Continue developing and commercializing hypersonic vehicles for high-speed point-to-point travel and other applications. Expansion of Space Access Services: Expand their portfolio or space access services, including launch on demand services, rideshares, and orbital transfer services. Satellite Testing Services: Offer in space satellite testing solutions to meet the growing demand in the satellite industry. International Reusability Expansion: Expand our National Charter Enterprise operations and partnerships here and abroad to tap into new markets and opportunities where other nations could deploy reusability concepts through ours or their launch Vehicles and platforms. Provide Orbital Transfer Propulsion systems: Provide cryogenic tanks, structures and propulsion solutions for the Launch and Orbital Transfer Vehicle Market to help companies achieve the last mile (after most being dumped off of a Space rideshare) to get to their destination more quickly and efficiently without the use of Toxic Hydrazine.

Liquidity and Capital Resources

On November 14, 2021 the Company conducted an offering pursuant to Rule 506 Reg D for Private Offering 7 and raised $565,000.00.

On February 14, 2022 the Company conducted an offering pursuant to Rule 504 Reg D for Private Offering 8 and raised $756,384.00.

On September 24, 2024 the Company conducted an offering pursuant to Rule 504 Reg D for Private Offering 9 and raised $2,047,196.00.

On August 1, 2022 the Company conducted an offering pursuant to Rule 506 Reg D and raised $200,000.00.

On October 25, 2024 the Company conducted an offering pursuant to Regulation CF and raised $0.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	Shareholder
Relationship to the Company	Shareholder
Total amount of money involved	$200,000.00 for an 8% annual interest rate payable annually and due on July 31, 2029 both the unpaid interest and principal.
Benefits or compensation received by related person	On August 1, 2022 the Company issued a convertible promissory note to one of its shareholders amounting to $200,000 for an annual interest rate payable annually due July 31, 2029 both the unpaid interest and principal. The unpaid interest and principal on the due date can be converted into EXOS stocks at $12.40 at lender's request.
Benefits or compensation received by Company	
Description of the transaction	The lender has an interest in the success of the company as they are an existing shareholder.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/John Quinn
_____
(Signature)

John Quinn
_____
(Name)

CEO, Board Member
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Exos Aerospace Systems & Technologies

Profit and Loss

January - December 2024

	TOTAL		
	JAN - DEC 2024	JAN - DEC 2023 (PY)	CHANGE
Income			
Interest Income	1.63	2.72	-1.09
Sales	0.00		0.00
Sales of Product Income	595.70		595.70
Services Rendered	626,543.86	308,000.00	318,543.86
Total Income	**$627,141.19**	**$308,002.72**	**$319,138.47**
Cost of Goods Sold			
Launch Costs			
Launch Supplies	2,811.50		2,811.50
Total Launch Costs	**2,811.50**		**2,811.50**
Total Cost of Goods Sold	**$2,811.50**	**$0.00**	**$2,811.50**
GROSS PROFIT	**$624,329.69**	**$308,002.72**	**$316,326.97**
Expenses			
Administrative			
Admin Payroll			
Hourly	1,720.50	721.75	998.75
Payroll Tax			
941 Taxes Employer	32,284.81	4,660.58	27,624.23
FUTA	304.32	259.03	45.29
TX SUTA	3,628.64	3,092.27	536.37
Total Payroll Tax	**36,217.77**	**8,011.88**	**28,205.89**
Salary	302,596.19	247,500.24	55,095.95
Total Admin Payroll	**340,534.46**	**256,233.87**	**84,300.59**
Advertising			
Internet Advertising	38.24	44.33	-6.09
Total Advertising	**38.24**	**44.33**	**-6.09**
Bank Fees	6,243.43	3,784.37	2,459.06
Currency Exchange Fees		37.46	-37.46
Total Bank Fees	**6,243.43**	**3,821.83**	**2,421.60**
Business Licenses and Permits	3,946.48	2,253.11	1,693.37
Communications			
Internet	2,248.79	2,237.71	11.08
Telephone	3,093.44	3,246.33	-152.89
Total Communications	**5,342.23**	**5,484.04**	**-141.81**
Computer Expenses	2,517.37	121.20	2,396.17

Exos Aerospace Systems & Technologies

Profit and Loss

January - December 2024

	TOTAL		
	JAN - DEC 2024	JAN - DEC 2023 (PY)	CHANGE
Continuing Education		17.75	-17.75
Contract Labor Admin	299,243.80	222,916.00	76,327.80
Delivery & Shipping	538.57	83.30	455.27
Dues and Subscriptions	1,351.57	395.96	955.61
Alert360	584.40	553.25	31.15
Google Storage	3,907.53	3,124.36	783.17
Software Subscriptions - Other	17,414.29	15,179.79	2,234.50
Total Dues and Subscriptions	**23,257.79**	**19,253.36**	**4,004.43**
Insurance Expense	3,944.69	2,165.91	1,778.78
Interest Expense	24,028.32	5,851.10	18,177.22
Marketing	2,342.96	70.21	2,272.75
Meals and Entertainment	802.31	354.44	447.87
Office Supplies	3,490.93	874.11	2,616.82
Professional Fees			
Legal and Accounting Fees	7,503.90	8,251.93	-748.03
Total Professional Fees	**7,503.90**	**8,251.93**	**-748.03**
Travel Expenses	10,428.73	25,341.53	-14,912.80
Total Administrative	**734,204.21**	**553,138.02**	**181,066.19**
Assembly/Production			
Assembly Payroll			
Hourly	23,957.30	450.00	23,507.30
Labor Allocated	-68,078.00	-90,755.00	22,677.00
Salary	202,903.84	129,199.98	73,703.86
Total Assembly Payroll	**158,783.14**	**38,894.98**	**119,888.16**
Equipment Repair	749.64	326.14	423.50
Insurance Launch	8,859.75	13,220.84	-4,361.09
Inventory Write-Off		14,407.45	-14,407.45
Market Developement	6,792.15	87,825.00	-81,032.85
Rent			
Building Rent	98,900.00	74,500.00	24,400.00
Equipment	1,230.51	3,410.91	-2,180.40
Tank Rental	8,350.55	2,246.18	6,104.37
Total Rent	**108,481.06**	**80,157.09**	**28,323.97**
Repair & Main Vehicles	1,855.91	10,878.85	-9,022.94
Small Tools and Supplies	434.48	226.79	207.69
Testing	1,239.52	1,852.76	-613.24

Exos Aerospace Systems & Technologies

Profit and Loss

January - December 2024

		TOTAL	
	JAN - DEC 2024	JAN - DEC 2023 (PY)	CHANGE
Travel Expenses			
Airfare	1,886.10	604.80	1,281.30
Auto Fuel	44.40	177.31	-132.91
Auto Insurance	97.00		97.00
Auto Rental	18.00		18.00
Lodging	666.28	397.93	268.35
Meals and Entertainment	192.23	51.09	141.14
Total Travel Expenses	**2,904.01**	**1,231.13**	**1,672.88**
Utilities			
Electricity	8,198.36	8,565.78	-367.42
Propane	39.56		39.56
Trash	410.96	485.68	-74.72
Total Utilities	**8,648.88**	**9,051.46**	**-402.58**
Vehicle Fuel	296.19		296.19
Total Assembly/Production	**299,044.73**	**258,072.49**	**40,972.24**
Conferences & meetings	413.49	764.01	-350.52
Property Tax		1,739.72	-1,739.72
Reconciliation Discrepancies		9.93	-9.93
Total Expenses	**$1,033,662.43**	**$813,724.17**	**$219,938.26**
NET OPERATING INCOME	$ -409,332.74	$ -505,721.45	$96,388.71
Other Expenses			
Unrealized Gain or Loss	0.00	0.00	0.00
Amortization	8,276.00	26,277.00	-18,001.00
Depreciation	144.00	897.00	-753.00
Depreciation Exp M&E	1,069.00	1,654.00	-585.00
Gain/(loss) disposal FA		10,716.96	-10,716.96
Total Other Expenses	**$9,489.00**	**$39,544.96**	**$ -30,055.96**
NET OTHER INCOME	$ -9,489.00	$ -39,544.96	$30,055.96
NET INCOME	$ -418,821.74	$ -545,266.41	$126,444.67

Exos Aerospace Systems & Technologies

Balance Sheet

As of December 31, 2024

	TOTAL		
	AS OF DEC 31, 2024	AS OF DEC 31, 2023 (PY)	CHANGE
ASSETS			
Current Assets			
Bank Accounts			
Escrow Account - Chase	13.85	196.22	-182.37
Liberty Capital Bank 2901	41,534.69	81,553.89	-40,019.20
Operating Acct - Chase	101,436.24	11,449.64	89,986.60
Paypal	21.47	21.47	0.00
Petty Cash	0.88	249.88	-249.00
ULS Checking - 2225	24.60	33,824.60	-33,800.00
Total Bank Accounts	**$143,031.73**	**$127,295.70**	**$15,736.03**
Accounts Receivable			
Accounts Receivable	80,350.00	0.00	80,350.00
Accounts Receivable (A/R) - EUR	0.00	0.00	0.00
Total Accounts Receivable	**$80,350.00**	**$0.00**	**$80,350.00**
Other Current Assets			
Assets under construction			
Ground Flt Software phase 2019	0.00	0.00	0.00
Rocket 1 Upgrade	0.00	0.00	0.00
Sarge Software phase 2019	0.00	0.00	0.00
Synthimp Software phase 2	0.00	0.00	0.00
Total Assets under construction	**0.00**	**0.00**	**0.00**
Inventory Asset			
Assemblies & Parts Inventory	229,800.00	229,800.00	0.00
Fuel Inventory	0.00	410.17	-410.17
Ethanol	0.00	0.00	0.00
Helium	0.00	0.00	0.00
Oxygen	0.00	0.00	0.00
Total Fuel Inventory	**0.00**	**410.17**	**-410.17**
Total Inventory Asset	**229,800.00**	**230,210.17**	**-410.17**
Loans to Others	60,000.00		60,000.00
Prepayments			
Prepaid Insurance	0.00	0.00	0.00
Prepaid proxyclick	0.00	0.00	0.00
Test Stand Rental	0.00	0.00	0.00
Vendor Prepayments	0.00	0.00	0.00

Exos Aerospace Systems & Technologies

Balance Sheet

As of December 31, 2024

	TOTAL		
	AS OF DEC 31, 2024	AS OF DEC 31, 2023 (PY)	CHANGE
Total Prepayments	0.00	0.00	0.00
Receivable MST	0.00	0.00	0.00
Receivable D Mitchell	0.00	0.00	0.00
Receivable Exos Italy	492,166.18	492,072.08	94.10
Rocket Assembly	0.00	0.00	0.00
BLK3	0.00	29,941.28	-29,941.28
Contract Labor	48,752.76	48,752.76	0.00
Labor	647,344.41	579,266.41	68,078.00
Parts	438,023.44	407,840.61	30,182.83
Total BLK3	**1,134,120.61**	**1,065,801.06**	**68,319.55**
Rocket 1			
Contract Labor Rocket 1	0.00	0.00	0.00
Labor Rocket 1	0.00	0.00	0.00
Parts Rocket 1	0.00	0.00	0.00
Total Rocket 1	**0.00**	**0.00**	**0.00**
Rocket 2			
Contract Labor Rocket 2	168,063.18	168,063.18	0.00
Labor Rocket 2	474,915.20	474,915.20	0.00
Parts Rocket 2	446,249.05	446,249.05	0.00
Total Rocket 2	**1,089,227.43**	**1,089,227.43**	**0.00**
Rocket 4			
Contract Labor Rocket 4	40,325.83	40,325.83	0.00
Parts Rocket 4	80.63	80.63	0.00
Total Rocket 4	**40,406.46**	**40,406.46**	**0.00**
Total Rocket Assembly	**2,263,754.50**	**2,195,434.95**	**68,319.55**
Supplies	0.00	34.63	-34.63
Undeposited Funds	0.00	0.00	0.00
Total Other Current Assets	**$3,045,720.68**	**$2,917,751.83**	**$127,968.85**
Total Current Assets	**$3,269,102.41**	**$3,045,047.53**	**$224,054.88**
Fixed Assets			
Accumulated Depreciation	-9,675.00	-9,675.00	0.00
Furniture and Equipment	7,410.86	7,410.86	0.00
Leasehold Improve Greenville	23,739.96	23,739.96	0.00
Machines & Equipment	2,000.00		2,000.00
Launch assets	23,900.00	23,900.00	0.00
Accum Depre Launch Assets	-23,900.00	-23,900.00	0.00
Total Launch assets	**0.00**	**0.00**	**0.00**

Exos Aerospace Systems & Technologies

Balance Sheet

As of December 31, 2024

	TOTAL		
	AS OF DEC 31, 2024	AS OF DEC 31, 2023 (PY)	CHANGE
Plant Equipment	557.83	557.83	0.00
1998 Deckel Maho DMU6	57,318.00	57,318.00	0.00
2004 Glidemeister CTX	0.00	0.00	0.00
2004 Mikron VCP	87,034.76	87,034.76	0.00
2024 Generator	974.00		974.00
Accum Depre Plant Equipment	-317,075.00	-316,006.00	-1,069.00
Cell Phone Amplifer	400.00	400.00	0.00
Exact Dueal Turbine Flow meter	8,500.00	8,500.00	0.00
Flow Processor	4,880.00	4,880.00	0.00
Forklift	6,450.00	6,450.00	0.00
Geo-fog 3D receiver assembly	28,961.00	28,961.00	0.00
Geo-fog 3D receiver assembly #1	29,513.14	29,513.14	0.00
Haas SL-40L	76,286.98	76,286.98	0.00
Haskel booster pump	15,000.00	15,000.00	0.00
Mikron power supply	1,747.26	1,747.26	0.00
Test Stand	0.00	0.00	0.00
Total Plant Equipment	**547.97**	**642.97**	**-95.00**
Vehicles	0.00	0.00	0.00
36' RRL Trailer	10,500.00	10,500.00	0.00
Accum Depre Vehicles	-60,518.00	-60,509.00	-9.00
Crane Truck	45,000.00	45,000.00	0.00
Gator	3,000.00	3,000.00	0.00
Toyota Warrior	2,000.00	2,000.00	0.00
Total Vehicles	**-18.00**	**-9.00**	**-9.00**
Total Machines & Equipment	**2,529.97**	**633.97**	**1,896.00**
Rocket Inventory			
Rocket 1	-654,057.72	-654,057.72	0.00
Rocket 1 Accum Depr	-340,348.94	-340,348.94	0.00
Rocket 1 Cost	994,406.66	994,406.66	0.00
Total Rocket 1	**0.00**	**0.00**	**0.00**
Total Rocket Inventory	**0.00**	**0.00**	**0.00**
Software	0.00	0.00	0.00
Accum Depre Software	-173,289.00	-173,145.00	-144.00
GPS firmware	4,600.00	4,600.00	0.00
Morpheus Flt Software	100,000.00	100,000.00	0.00
Solidcam	30,756.00	30,756.00	0.00
Solidworks	25,184.41	25,184.41	0.00
Synthimp - Depreciated	12,825.00	12,825.00	0.00
Total Software	**76.41**	**220.41**	**-144.00**
Total Fixed Assets	**$24,082.20**	**$22,330.20**	**$1,752.00**

Exos Aerospace Systems & Technologies

Balance Sheet

As of December 31, 2024

	TOTAL		
	AS OF DEC 31, 2024	AS OF DEC 31, 2023 (PY)	CHANGE
Other Assets			
Good Will	10,985,680.01	10,985,680.01	0.00
Accumulated Amortization	-192,490.01	-190,285.01	-2,205.00
Total Good Will	**10,793,190.00**	**10,795,395.00**	**-2,205.00**
Miscellaneous Blink Assets	115,631.50	115,631.50	0.00
Prepaid Rent	7,500.00	7,500.00	0.00
Scorpius Stock	790,000.00	510,000.00	280,000.00
Software Licenses			
Accum Amort Software	-174,557.00	-168,486.00	-6,071.00
Launch Software	196,189.33	196,189.33	0.00
Mission Control Software	12,067.68	12,067.68	0.00
SynthImp Software	37,525.00	37,525.00	0.00
Total Software Licenses	**71,225.01**	**77,296.01**	**-6,071.00**
Total Other Assets	**$11,777,546.51**	**$11,505,822.51**	**$271,724.00**
TOTAL ASSETS	**$15,070,731.12**	**$14,573,200.24**	**$497,530.88**
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable			
Accounts Payable	7,209.16	29,709.87	-22,500.71
Total Accounts Payable	**$7,209.16**	**$29,709.87**	**$ -22,500.71**
Credit Cards			
Amex - J Quinn	1,313.45	13,380.75	-12,067.30
Divvy	1,471.17	510.20	960.97
Total Credit Cards	**$2,784.62**	**$13,890.95**	**$ -11,106.33**
Other Current Liabilities			
Accrued Contract Labor	176,008.45	176,008.45	0.00
Accrued Expenses	0.00	0.00	0.00
Accrued Wages	0.00	0.00	0.00
David Mitchell	0.00	0.00	0.00
Total Accrued Wages	**0.00**	**0.00**	**0.00**
Direct Deposit Liabilities	0.00	0.00	0.00
EIDL USDA Loan	0.00	0.00	0.00
N/P First Ins Funding	1,790.49	1,790.49	0.00
Payroll Liabilities	-2,071.93	-2,071.93	0.00
941 Taxes Employee	-0.22	0.00	-0.22
Child Support Garnishments	0.00	0.00	0.00
FUTA	0.00	0.00	0.00
Medicare Co	0.00	0.00	0.00
TX SUTA	-5.22	0.00	-5.22

Exos Aerospace Systems & Technologies

Balance Sheet

As of December 31, 2024

	TOTAL		
	AS OF DEC 31, 2024	AS OF DEC 31, 2023 (PY)	CHANGE
Total Payroll Liabilities	-2,077.37	-2,071.93	-5.44
Total Other Current Liabilities	$175,721.57	$175,727.01	$ -5.44
Total Current Liabilities	$185,715.35	$219,327.83	$ -33,612.48
Long-Term Liabilities			
Ascentium Capital Note	56,185.47		56,185.47
Balboa Capital Note	96,441.13		96,441.13
Blink Buyout			
Assumed Liab J&T Mgmt	0.00	0.00	0.00
Assumed Liab Joseph LaGrave	0.00	0.00	0.00
Assumed Liab JQ equity	0.00	0.00	0.00
Assumed liab MST	0.00	0.00	0.00
Assumed Liab P Eaton equity	0.00	0.00	0.00
Assumed Liab Rodney Bennett	0.00	0.00	0.00
Assumed Liab Sales Tax	0.00	0.00	0.00
Assumed Liab Thomas Bishop	0.00	0.00	0.00
N/P Capital One CC	0.00	0.00	0.00
N/P IRS	0.00	0.00	0.00
N/P J&T Management, Inc.	0.00	0.00	0.00
N/P Liberty Capital Bank	0.00	0.00	0.00
N/P 1998 Deckel Maho	0.00	0.00	0.00
N/P 2004 Glidemeister	0.00	0.00	0.00
N/P 2004 Mikron VCP	0.00	0.00	0.00
Total N/P Liberty Capital Bank	0.00	0.00	0.00
N/P Russell Blink	153,800.00	173,800.00	-20,000.00
Total Blink Buyout	153,800.00	173,800.00	-20,000.00
Convertible Note - PO 7	565,000.00	565,000.00	0.00
N/P - Martin Systems & Technologies (MST)	291,719.00	227,719.00	64,000.00
N/P SBA PPP Loan	0.00	0.00	0.00
Payable Designer Technologies	0.00	0.00	0.00
Shareholder Notes Payable - Alford	200,000.00	200,000.00	0.00
Total Long-Term Liabilities	$1,363,145.60	$1,166,519.00	$196,626.60
Total Liabilities	$1,548,860.95	$1,385,846.83	$163,014.12
Equity			
Additional Paid In Capital	19,088.33	19,088.33	0.00
Capital Stock	2,292.24	290.36	2,001.88
Opening Balance Equity	0.00	0.00	0.00
Paid In Capital	20,178,292.93	19,342,509.81	835,783.12
Retained Earnings	-6,258,981.59	-5,629,268.68	-629,712.91
Treasury Stock	0.00	0.00	0.00

Exos Aerospace Systems & Technologies

Balance Sheet

As of December 31, 2024

	TOTAL		
	AS OF DEC 31, 2024	AS OF DEC 31, 2023 (PY)	CHANGE
Net Income	-418,821.74	-545,266.41	126,444.67
Total Equity	**$13,521,870.17**	**$13,187,353.41**	**$334,516.76**
TOTAL LIABILITIES AND EQUITY	**$15,070,731.12**	**$14,573,200.24**	**$497,530.88**